July 28, 2023

Via Edgar Transmission

Mr. Dietrich King

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Simpple Ltd. (the “Company”) Amendment No. 3 to Registration Statement on Form F-1 Submitted July 12, 2023 File No. 333-271067

Dear Mr. King:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated July 27, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 3 to Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 3 to Registration Statement on Form F-1 Filed July 12, 2023

Risk Factors Risks Relating To Our Corporate Structure And To An Investment In Our Shares, page 29

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We note instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Accordingly, please add a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response: We respectfully advise the Staff that we have added the separate risk factor, “The market price of our Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the public offering price.”, on page 30 of the Registration Statement.

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Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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